Will H. Cai

+852 3758 1210

wcai@cooley.com

July 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted on June 10, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 30, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 4 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) and certain exhibits via EDGAR with this response letter.

Set forth below are the Company’s responses to the Comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

Amendment No. 4 to Draft Registration Statement on Form F-4

Selected Historical Financial Information of BSGA, page 31

1.	Please revise to ensure that all amounts presented in the selected historical financial information tables agree to your financial statements. For example only, you indicate that net cash provided by financing activities for the period ended December 31, 2021 was $413,417; however, your statement of cash flows on page F-21 indicates the amount is $58,887,044.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised DRS/A to ensure that all amounts presented in the selected historical financial information tables agree to its financial statements.

July 6, 2022 Page 2

Unaudited Pro Forma Condensed Combined Statement of Operations..., page 107

2.	We note that adjustments (AA) and (BB) represent adjustments to eliminate nonrecurring transaction costs that are reflected in the historical financial statements. Please revise as these adjustments do not comply with the recently revised pro forma requirements in Article 11 of Regulation S-X. Refer to Section II.D.1.c of the adopting release on the Commission’s website at https://www.sec.gov/rules/final/2020/33-10786.pdf.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36, 108, 111 and 112 of the Revised DRS/A to exclude the inclusion of adjustments to eliminate nonrecurring transaction costs that are reflected in the historical financial statements.

Bitdeer’s Management's Discussion and Analysis of Financial Condition...

Overview, page 203

3.	Please clarify your disclosure here, and throughout your filing, that you generated 3.9 EH/s hosting hash rate from customer-owned mining machines hosted in your mining datacenters. In this regard, explain which of your business lines generated this hash rate

The Company respectfully advises the Staff that the 3.9 EH/s hosting hash rate was generated from its “hosting” business line, which is comprised of Cloud Hosting and General Hosting services. Based on the current accounting treatment for the Cloud Hosting business, the mining machines under the Cloud Hosting arrangement are designated by the customers and owned by Bitdeer. To align with this adjustment and in response to the Staff’s comment, the Company has revised the disclosure on pages 21, 181, 182, 204 of the Revised DRS/A.

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Combined and Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

h. Cryptocurrencies, page F-44

4.	We note your responses to prior comments 10 and 11 in your letter dated April 6, 2022 and continue to evaluate your analysis.

The Company acknowledges the Staff’s comment.

5.	We note your response to prior comment 13 in your letter dated April 6, 2022 and your revised disclosure in response to prior comment 3 and continue to evaluate your analysis.

The Company acknowledges the Staff’s comment.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

July 6, 2022 Page 3

6.	You state that substantially all of your cryptocurrencies are received from your revenue arrangements. As such, please reconcile the additions to the balance of cryptocurrencies, as noted from your rollforward on page F-62, to total revenue recognized during the periods and explain the nature of the other additions.

In response to the Staff’s comment, the Company respectfully submits the reconciliation as follows:

	As of December 31,
	2019	2020	2021

	(in US$ thousand)
Revenues recognized on acceptance of cryptocurrencies	81,331	170,228	333,668
Less: Revenue on acceptance of cryptocurrencies uncollected as of December 31 (1)	(95)	(315)	(3,764)
Add: Cryptocurrencies received from customer advance payments	9,853	2,617	195,114
Purchase of cryptocurrencies for investment	–	–	60,045
Interest received in cryptocurrencies from loan to Matrixport Group	–	–	720
Income received in cryptocurrencies from short-term wealth management product purchased from Matrixport Group	–	–	720
Others (2)	209	–	2,019

Additions in cryptocurrencies	91,298	172,530	588,522

(1)	Revenue on acceptance of cryptocurrencies uncollected as of December 31, 2021 mainly relates to General Hosting fees receivable from customers, of which the consideration was fixed in USD. The customers have been paying the General Hosting fees in cryptocurrencies.

(2)	Others pertain to collections in the form of cryptocurrencies for receivables fixed in fiat currencies arising from operating activities and customer deposit denoted in fiat currency received in cryptocurrencies.

During 2021, the cash outflows for the purchase of cryptocurrencies for investment is classified as cash flows from investing activities.

p. Revenue recognition, page F-47

7.	We note your responses to prior comments 15, 16, 17, and 19 in your letter dated April 6, 2022 regarding Cloud Hash Rate and Cloud Hosting arrangements and continue to evaluate your analysis. As you proposed on the call with the Staff on June 28, 2022, please provide us with your comprehensive analysis supporting your accounting position, including the specific rights and obligations of each of the parties in the arrangements and your application of the authoritative accounting guidance.

In response to the Staff’s comment, the Company respectfully submits the comprehensive analysis supporting the accounting position on Cloud Hash Rates arrangements, attached hereto as Appendix A., and comprehensive analysis supporting the accounting position on Cloud Hosting arrangements, attached hereto as Appendix B.

8.	In regard to your Cloud Hash Rate arrangements, you state that customers are able to use the computing power you provide to make transaction validation arrangements with mining pools to obtain mining rewards. You also state on page 209, “Customers are able to use the subscribed computing power provided by us to enter into transaction validation arrangements with mining pools to obtain mining rewards.” Please clarify your disclosure, consistent with your response to prior comment 17 in your letter dated April 6, 2022 indicating that mining pool operators do not have separate contracts with the Cloud Hash Rate customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211 and F-47 of the Revised DRS/A to clarify the disclosure.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

July 6, 2022 Page 4

9.	You indicate in your response to prior comment 19 in your letter dated April 6, 2022 that you reassessed the accounting for Cloud Hosting arrangements and instead of recognizing the upfront payment as revenues upon the deployment of mining machines, the upfront payment should be recognized over the life of the mining machines. In addition, we note from your prior filings that you previously recognized the upfront payment net of the remaining net book value of the associated mining machine. Please explain the financial impact of these changes in accounting and revise to disclose the error in the prior financial statements.

The Company respectfully advises the Staff that Bitdeer did not commence Cloud Hosting business until 2020 and therefore did not generate any Cloud Hosting revenue in 2019. In addition, for Cloud Hosting orders placed in 2021, they have been accounted for in accordance with the reassessed accounting policy. As such, the error in the financial statements relates to the Cloud Hosting orders placed in 2020 only.

The impact on the financial statements caused by the error is as follows:

	For the year ended December 31,
In thousands of USD, except for the percentage	2020		2021
Overstated/(understated)	Impact on financial presentation	As a percentage of the corresponding line item	Impact on financial presentation	As a percentage of the corresponding line item
Revenue (1)	2,623	1%	(1,377)	(0)%
Cost of revenue (1)	1,161	1%	(614)	(0)%
Profit / (loss) for the year	1,462	3%	(763)	(1)%

Total assets	(1,161)	(0)%	(547)	(0)%
Total liabilities	(2,623)	(0)%	(1,246)	(0)%
Net assets	1,462	1%	699	0%

(1)	The revenue and cost of revenue presentation has been restated previously as a result of the reassessment of the sale of mining machines revenue presentation, pursuant to which the revenue presentation related to Cloud Hosting revenue was restated from recognizing the upfront payment net of the remaining net book value of the associated mining machine, to presenting the revenue and cost of revenue in respective gross amounts.

For the Cloud Hosting orders placed in 2020, the error that the associated upfront payment was recognized as revenues upon the deployment of mining machines but rather over the life of the mining machines remains uncorrected. The impact of such error is expected to end, and the related misstatement fully corrected, starting in the fiscal year of 2023. The Company did not revise the prior financial statement regarding such reassessment because the impact on the overall financial presentation for all periods presented is considered both quantitatively and qualitatively immaterial. The potential impact of the error is also evaluated to be quantitatively and qualitatively immaterial to the 2022 financial statements.

10.	We note that you provide General Hosting services to enable your customers to run blockchain computing operations. Please explain the basis for your accounting for these arrangements and address the following:

•	Explain the material rights and obligations of the parties to the contract, including, but not limited to, your promises to the customer and the transaction price. Also provide us with a representative contract.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

July 6, 2022 Page 5

•	Tell us whether these arrangements are or contain a lease under IFRS 16 and provide us with your accounting analysis.

•	Tell us whether you have control over the customer-owned mining machine and provide us with your accounting analysis.

•	Explain how you determined that your performance obligations are satisfied over time and the method used to recognize revenue.

In response to the Staff’s comment, the Company respectfully presents the analysis of accounting for the General Hosting arrangement, as follows:

Nature of the business

Bitdeer utilizes its available mining datacenter capacity to provide hosting service to its customers. Customers enter into a contract with Bitdeer and then send their mining machines to Bitdeer (Clauses 2.3 and 2.4 of the General Hosting Service Agreement, or the “General Hosting agreement”). After receiving the mining machines, Bitdeer delivers the General Hosting service to a customer by providing electricity and internet support, routine maintenance, system configuration and troubleshooting of the hosted mining machines (Clause 1.1 of the General Hosting agreement) to the hosted mining machines so the mining machines keep running and remain connected to the customer designated mining pools. Upon the customers’ requests, Bitdeer also provides the installation and removal services for putting the mining machines on or off the shelf (Clauses 2.6 and 2.7 of the General Hosting agreement) as well as repair service (Clauses 2.5 and 4.2 of the General Hosting agreement) with separate charges. In the General Hosting service, Bitdeer is obligated to configure the mining machines following the customer's instructions and the customer will provide necessary information related to the customer’s account with the mining pool and wallet addresses to Bitdeer so Bitdeer can execute the customer's instructions related to the configuration of the mining machines and the connections to the designated mining pools (Clauses 3.2, 3.3 and 3.4 of the General Hosting agreement). In exchange for providing the General Hosting service, Bitdeer charges its customers a hosting fee calculated primarily based on the power consumption of the mining machines hosted (Clause 5.1 of the General Hosting agreement).

The Company will supplementally submit the representative General Hosting agreement under a confidential treatment request.

Accounting for General Hosting Service

The Company first considers whether the General Hosting service arrangement is or includes a lease where Bitdeer is leasing the mining machines from the customer (based on the fact that the customer owns the mining machines). Based on IFRS 6 paragraph B31, because Bitdeer does not have the right to obtain substantially all of the economic benefits from the use of the mining machines, nor does Bitdeer have the right to control the use of the mining machines (Clauses 3.2, 3.3 and 3.4 of the General Hosting agreement), the contract does not contain a lease.

Step 1: Identify the contract

Bitdeer signs written agreements with the customers. The agreement states the rights and obligations of Bitdeer and the customers, the amount of consideration charged for the service, method of payment and is signed or approved by both parties. The commercial substance exists since the risk, timing or amount of Bitdeer ’s future cash flows is expected to change as a result of the contract, and the collection of the consideration is probable as a result of management’s assessment for each contract, primarily based on the fact that Bitdeer will suspend the hosting service and shut down the hosted mining machines if a customer fails to pay the consideration within the required time period (Clause 5.10 of the General Hosting agreement).

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

July 6, 2022 Page 6

Step 2: Identify the performance obligations

The promised service specified in the General Hosting agreement is the hosting service provided to the customer regarding the hosted mining machines. This is the only promised service in the agreement and as such the contract contains a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, which is treated as a single performance obligation.

Bitdeer does not believe the installation, removal and repair services which Bitdeer may provide upon the request from the customer are promised services or rights in the General Hosting agreement because those additional services will be provided at their stand-alone selling prices upon the request of the customer. They are considered as marketing offers.

Step 3: Determining the transaction price

The transaction price for providing the hosting service is the hosting fee (which includes the management fee and the electricity fee), calculated based on the actual power consumption of the hosted mining machine in a service cycle multiplied by a unit price. In addition, the hosting fee is priced at USD and Bitdeer also accepts payments in cryptocurrencies.

Clause 5.1 of the General Hosting agreement indicated situations where the unit price of the management fee might be adjusted. The transaction price is variable based on the power consumption and the unit price adjustment.

Step 4: Allocation of price to performance obligations

Bitdeer allocates the variable consideration to each distinct monthly service period it relates and the allocation objective is considered met under paragraph 85 of IFRS 15.

Step 5: Recognition of revenue

The control of the hosting service is transferred to customers over time because the customer is able to simultaneously receives and consume benefits as Bitdeer performs. Bitdeer recognizes revenue across each service cycle.

Analysis of control over the customer-owned mining machine

To analyze whether Bitdeer has control over the customer-owned mining machine, Bitdeer considers whether Bitdeer has the ability to direct the use of, or the ability to prevent other entities from directing the use of, and obtain substantially all of the remaining benefits from, the mining machine in accordance with paragraph 33 of IFRS 15.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

July 6, 2022 Page 7

The physical possession of a mining machine owned by a customer under the General Hosting arrangement does not give Bitdeer the ability to direct its use. Customer grants Bitdeer the authority with the respect to the mining machine in the scope sufficient to enable the access of the mining machines to the mining pool and for Bitdeer to provide the General Hosting service (Clause 3.2 of the General Hosting agreement). The customer has the ability to direct the use of the hosted mining machines (i.e., sending mining machines to Bitdeer or to request Bitdeer to stop the service by taking the mining machines off the shelf, asking Bitdeer to connect to any mining pool and mine any type of cryptocurrency of the customer’s choice – Clause 3.3 of the General Hosting agreement). In addition, Bitdeer is not entitled to any mining benefits generated from the performance of the mining machines (Clause 3.4 of the General Hosting agreement). It is the customer, instead of Bitdeer, that obtains substantially all of the potential cash inflows from the mining machine. As such, the customer has control over the mining machines.

11.	In regard to your proprietary mining, please clarify the performance obligation(s) in your contracts with mining pool operators. In this regard, you state that you perform mining activities by participating in mining pools, but also indicate that providing computing power is the only performance obligation in your contracts with mining pool operators.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211 and F-48 of the Revised DRS/A to clarify the performance obligation in the Proprietary Mining Business.

*  *  *

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP

Appendix A - Comprehensive Analysis Supporting Bitdeer's Accounting Position on Cloud Hash Rate Arrangements

The Company hereby respectfully submits its comprehensive analysis on the revenue recognition over Cloud Hash Rate arrangements.

Details on the Arrangements

On Bitdeer’s website, it describes the Cloud Hash Rate arrangement as “a mechanism to mine a cryptocurrency, such as bitcoin, using rented cloud computing power and without having to install and directly run the hardware and related software. Since this form of mining is done via cloud, it reduces issues such as maintenance of equipment or direct energy costs”. In essence, through the Cloud Hash Rate arrangement, Bitdeer provides a specific amount of computing power, an output from the mining machines Bitdeer owns and maintains, to the customer and connects such computing power to the mining pool under the instructions of the customer to simplify the customer’s mining experiences. By owning the computing power, the customer has the ability to direct the connection of the computing power to a certain mining pool. The mining pool uses such computing power to provide transaction verification service to the blockchain. In return, the customer is entitled to a portion of the mining rewards directly from the mining pool, which represents substantially all of the remaining benefits from the computing power.

1.	Forming a Cloud Hash Rate Contract

A customer subscribes to a Cloud Hash Rate plan on Bitdeer’s website by placing an order. The order page shows plan details, such as the service period, the amount of computing power to subscribe, the subscription fee and descriptions of other features that are available during a subscription, such as a customer’s ability to switch between the mining pools1. In addition, the customer will be asked to consent to a Miner Sharing Service Agreement (the “User Agreement”) 2. The User Agreement and the order page collectively form Bitdeer’s contract with the customer.

1.1.	Plan Considerations

The consideration a customer needs to pay to subscribe to a Cloud Hash Rate plan includes the hash rate subscription fee, which is a one-time fixed fee, and the electricity subscription fee, which could be paid in a lump sum amount or in multiple payments, to maintain the mining machines that produce the subscribed hash rate over the period of the subscription3. The customer can choose the number of the days covered by each electricity subscription.

1 FAQ section (FAQ No.5) in the hash rate plan order page. A sample hash rate plan order page was provided to the Staff on June 30, 2022.

2 A representative agreement was provided to the Staff under a confidential treatment request on June 13, 2022.

3 Clause 4.1, 4.2 and 4.3 of the User Agreement.

The first electricity subscription fee that covers a period of at least 10 days is required to be paid at the same time as the hash rate subscription fee in the order placement process4. Otherwise, the plan will not be activated and the plan subscription fee is refundable. Subsequent electricity subscription payments can be made on the order status page once an order is activated. The unit price of the electricity subscription fee is fixed at the time of placing an electricity subscription and will not change during each electricity subscription period. However, based primarily on the actual electricity cost incurred by Bitdeer, the unit price of the electricity subscription fee would vary from time to time5. The adjustment to the unit price of the electricity subscription fee only applies to future electricity subscriptions.

1.2.	Material Rights and Obligations of the Customer and Bitdeer

When placing the order, the customer has the right to choose:

1)	the type of cryptocurrency to be mined such as BTC, BCC, FIL, ZEC, etc.[6]

2)	the plan mode - the classic mode (the “Cloud Hash Rate classic plan”) and the accelerator mode (the “Cloud Hash Rate accelerator plan”). Under the classic mode, a customer is entitled to all of the mining rewards throughout the plan duration. Under the accelerator mode, a customer pays a relatively lower initial payment and is entitled to all of the mining rewards before that customer’s cost is recovered. Subsequent to the full cost recovery, Bitdeer is entitled to a portion of the mining rewards, which is calculated as a percentage of the mining profits (i.e., the incremental mining rewards less the incremental electricity costs). The customer is entitled to the remaining mining rewards. [7]

3)	the amount of hash rate to be subscribed

4)	the mining pool the customer intends to mine from under the mode the customer selects - currently, there are five mining pools the customer is able to choose from under the Cloud Hash Rate classic plan, and two under the Cloud Hash Rate accelerator plan. Under the Cloud Hash Rate classic plan, customer are also able to switch between different mining pools at their sole discretion after the activation of the plan.

Once the above selections are made, the customer uploads his or her own wallet address used to receive the mining rewards from the mining pool on the order page and is required to make the upfront payment (including the hash rate subscription fee and the first electricity subscription fee). A Cloud Hash Rate plan is priced in USD, but Bitdeer accepts payment in either fiat currency or cryptocurrency8.

The customer is also required to make timely electricity subscription fee payments9. If the customer defaults on the electricity subscription fee payment, according to Clause 9.1 of the User Agreement, Bitdeer has the right to immediately suspend or terminate the service of the plan. If the service is suspended, pursuant to Clause 10.1 of the User Agreement, the time period of the plan will not be extended to compensate for the loss of time due to the suspension. Bitdeer’s customary practice, when there is a default on the electricity subscription fee, is to suspend the plan service temporarily until the electricity subscription fee is paid. During the suspension of the service, the customer has no ability to direct the use of Bitdeer’s computing power or prevent others from using such computing power, and the customer will not be able to receive mining reward during the period of such suspension.

4 FAQ section (FAQ No.1) in the hash rate plan order page. A sample hash rate plan order page was provided to the Staff on June 30, 2022.

5 Clause 4.5 of the User Agreement.

6 Historically, majority of the Cloud Hash Rate subscriptions were made to mine bitcoins.

7 Clause 5.1 and 5.2 of the User Agreement.

8 Historically, substantially all of the Cloud Hash Rate orders were paid in cryptocurrencies.

9 FAQ section (FAQ No.1) in the hash rate plan order page. A sample hash rate plan order page was provided to the Staff on June 30, 2022.

If the customer elects to terminate a Cloud Hash Rate plan, Bitdeer will only refund the unused electricity subscription fee. The hash rate subscription fee is not refundable10.

Once the upfront payment is received by Bitdeer and the plan is activated, Bitdeer is obligated to provide the specific amount of computing power by connecting the subscribed computing power to the designated mining pool on behalf of the customer. In addition, when the computing power provided to a Cloud Hash Rate plan decreased to zero due to certain uncontrollable factors, Bitdeer will compensate the underlying Cloud Hash Rate plan for the time lost11.

Both the customer and Bitdeer also agree in the User Agreement that certain matters are not Bitdeer’s obligations which include:

1)	The customer will be charged with a certain amount of service fee determined and collected by the mining pool (Clause 6.1 and 6.2).

2)	The mining rewards will be distributed directly by the mining pool. Bitdeer is not responsible for the time and amount of distribution of the mining rewards. The customers are solely responsible for the suitability of the digital asset wallet address (Clause 6.3(3), 6.4 and 6.5).

3)	Bitdeer will not make any promises about the customer’s future earnings. The customer understands and acknowledges that the computing power is generated by mining machines and fluctuates in nature and that Bitdeer does not guarantee a 100% stable operation of mining machines or compensate for any circumstance where there are fluctuations in the performance of the computing power except for the circumstance described above (Clause 6.5 and 10.1).

4)	Bitdeer shall not be liable for their losses that are due to events not controlled by Bitdeer, unless caused by Bitdeer’s intentional misconduct (Clause 10.2 and 10.4).

5)	Under the accelerator plan, Bitdeer will not share the mining loss with the customer (Clause 5.2(2)).

1.3.	Arrangement with the mining pool

Bitdeer enters into agreements with mining pools. A representative agreement named “Cooperative Services Agreement (Mining Pool Services for Cloud Mining)” with a mining pool (the “Mining Pool Service Agreement”) was provided to the Staff under a confidential treatment request on June 13, 2022. In the Mining Pool Service Agreement, the mining pool understands and agrees that Bitdeer will create a master account and establish sub-accounts under the master account12. Some of the sub-accounts were established on behalf of its customers and some were used by Bitdeer. Bitdeer agrees to allocate and provide computing power for each separate sub-account and the mining pool agrees to distribute the mining rewards to each separate sub-account13.

10 Clause 7.11 of the User Agreement

11 i.e. if the computing power of miners is zero for one hour due to power outage, the duration of the plan will be extended for one hour – Clause 10.1 of the User Agreement

12 Clause I.1 and I.2 of the Mining Pool Service Agreement

13 Clause I.3 and I.4 of the Mining Pool Service Agreement

The Company believes the customary business practices of the customers and the mining pools form an implied contract between the Cloud Hash Rate customer and the mining pool due to the following reason:

Clauses 6.1, 6.2, 6.3(3), 6.4 and 6.5 in the User Agreement evidence that the customers are aware that Bitdeer promises to connect the computing power to a mining pool designated by the customers and agree to pay the service fee determined and collected solely by the mining pool. The customers agree that the mining rewards will be distributed directly by the mining pool. Bitdeer is not responsible for the time and amount of distribution of the mining rewards. Clause I.3, I.4 and II.1(3) in the Mining Pool Service Agreement evidence that the mining pool agrees to distribute accurate mining rewards to each customer’s separate sub-account in exchange for the computing power provided through each sub-account. These rights and obligations are essentially the same as the ones that a mining pool participant needs to consent to when entering into the agreement directly with the mining pool operator.

Bitdeer also signs the Service Fee Rebates Agreement (the “Rebate Agreement”) with the mining pools, pursuant to which mining pools agree to provide rebates to Bitdeer14. The nature of such rebates is commission fees for Bitdeer introducing computing power to the mining pools. The Rebate Agreement is negotiated and arranged solely between Bitdeer and the mining pool operators. The mining pools agree to pay Bitdeer a commission equal to a certain percentage of the mining pool operation fees charged to all sub-accounts established by Bitdeer in exchange for Bitdeer’s service of bringing in more computing power to the mining pools, because a larger computing power in the pools yields more stable mining outputs. This is a common practice for the mining pool to pay commissions to parties who are able to introduce mining pool participants to the pool.

2.	Fulfilling the Performance Obligation

2.1.	Substantive Substitution Rights

The computing power offered in the Cloud Hash Rate plans do not correlate to any specific mining machine because Bitdeer’s promised service in the Cloud Hash Rate plan is to offer a specified amount of computing power rather than the computing power from specified mining machines. Bitdeer utilized the hash rate slicing technology, which is an algorithm embedded in its business system, to ensure the computing power is properly allocated to each customer’s sub-account.

The hash rate slicing technology enables Bitdeer to aggregate computing power produced by multiple mining machines and allocate such computing power to each customer. Bitdeer’s business system divides time into multiple observation windows, or time slices, each a few minutes long. Within each time slice, Bitdeer configures certain mining machines to run for multiple customers for a period of time based on the relative amount of computing power subscribed by each customer.15 Bitdeer also, from time to time, substitutes current mining machines running for certain Cloud Hash Rate plans with other mining machines using its hash rate scheduling technology due to reasons such as mining machine failures.

14 Clause I.1 of the Rebate Agreement. A representative agreement was provided to the Staff under a confidential treatment request on June 30, 2022

15 A simple example to illustrate the hashrate slicing technology would be a mining machine producing 100TH/s hash rate would be used to support two 50TH/s Cloud Hash Rate plans by working 5 minutes for one plan and 5 minutes for another within each time slice and repeat this operating pattern until the end of the plan. In this example, two users with 50TH/s do not know which mining machine is providing the computing power, but they have access to the hash rate information from the observer link generated by the mining pool so that they can monitor their average hash rate to see whether Bitdeer has been fulfilling its performance obligation.

2.2.	Classic Mode vs Accelerator Mode

Once a Cloud Hash Rate plan is activated, Bitdeer creates a sub-account for the customer by setting the wallet address the customer uploads when placing the order as the mining reward receiving address. Under the Cloud Hash Rate classic plan, the mining pool calculates the mining reward and makes a distribution directly to the wallet address under each sub-account generally on a daily basis. Under the Cloud Hash Rate accelerator plan, Bitdeer coordinates with the mining pool operator to develop an algorithm to track a customer’s cost recovery status. The cost recovery status is calculated by Bitdeer using plan records, including the amounts of hash rate subscription fees and electricity subscription fees paid by a customer, and data feeds from the mining pool, namely the amount of reward yields under the customer’s sub-account. Once the customer’s cost is recovered, the mining pool will be automatically notified by the interface between Bitdeer and the mining pool, split the mining rewards and distribute them to the customer’s sub-account and Bitdeer’s sub-account. Bitdeer’s system will calculate the amount to be distributed and deliver the result to the mining pool automatically, and the mining pool, based on the information provided by Bitdeer, executes the distribution.

2.3.	Performance Monitoring

An order status page will be made available upon activation of a Cloud Hash Rate order in the customer’s Bitdeer account, in which the customer is able to monitor the mining reward status, electricity payment records, cost recovery status and mining profit sharing details (under Cloud Hash Rate accelerator plan). The customer is also able to update the wallet address for receiving mining rewards, and, under the Cloud Hash Rate classic plan, change mining pools in every 24 hours. The customer is also provided with an observer link that is generated by the mining pool, from which the customer is able to monitor the hash rate status as well as the mining reward status presented directly by the mining pool.

As a result, the customer can monitor whether Bitdeer has fulfilled the performance obligation and can also verify the accuracy of rewards distribution by the mining pool for both the Cloud Hash Rate classic and accelerator plans.

Issue

The key issue in question related to whether the plan subscribers are Bitdeer’s customers, specifically, whether the plan subscribers have obtained control over the computing power, thus becoming the principal, before it is transferred to the mining pool given that 1) Bitdeer has a substantive right to substitute the computing power provided to the plan subscriber throughout the period of use; 2) there are no separate written contracts between the mining pool operator and each of the Cloud Hash Rate plan subscriber; 3) Bitdeer is involved in connecting the computing power to the mining pool; and 4) the mining pool agrees to pay Bitdeer certain rebates. The determination of Bitdeer’s customer in the Cloud Hash Rate arrangement impacts the amount of revenue Bitdeer should recognize as well as the timing of revenue recognition.

Accounting Analysis

The Company first analyzes whether the Cloud Hash Rate arrangements meet the definition of a lease based on IFRS 16 paragraphs B9-B33. Specifically, in accordance with IFRS 16 paragraph B14, Bitdeer has a substantive right to substitute the computing power provided to the customer (i.e., to provide computing power from different mining machines) throughout the period of use in its Cloud Hash Rate arrangement. Bitdeer is able to benefit from such substitution. For example, by substitution, Bitdeer is able to deploy the computing power more efficiently in the case of mining machine failures. As such, Bitdeer concludes that there is no identified asset in the Cloud Hash Rate arrangement and the Cloud Hash Rate arrangement does not contain a lease under IFRS 16.

The Company then considers who Bitdeer’s customer is, the plan subscriber or the mining pool. To make this determination, the Company considers whether Bitdeer or the plan subscriber is the principal for providing the computing power to the mining pool. Based on paragraph B35 of IFRS 15, an entity is the principal in a transaction if it obtains control of the specified goods or services before they are transferred to the customer. To analyze whether the control of the computing power is transferred to the plan subscriber, Bitdeer considers whether the plan subscriber has the ability to direct the use of, or the ability to prevent other entities from directing the use of, and obtain substantially all of the remaining benefits from, the computing power in accordance with IFRS 15 paragraph 33.

The plan subscribers can direct the use of the computing power by instructing Bitdeer to connect the computing power to the designated mining pool16 or change the mining pool under the classic plan. The plan subscriber has the ability to prevent others from using the computing power because he or she can monitor the computing power allocated to his or her sub-account on a real time basis. In the meantime, the plan subscriber also benefits from the computing power because he or she instructs Bitdeer to connect the computing power to the mining pool and is entitled to the mining rewards from the mining pool. As such, Bitdeer believes the control of the computing power has been transferred to the plan subscriber simultaneously as the plan subscriber consumes the benefits from the computing power.

It should be emphasized that it is agreed in the contract between the plan subscriber and Bitdeer that Bitdeer’s performance obligation is to provide the computing power to the designated mining pool on behalf of the plan subscriber. Any request that deviates from what was agreed in the contract, such as a plan subscriber’s request to Bitdeer to not provide the computing power to the mining pool, is a request to modify the scope of the service in the original contract. Bitdeer may not agree to such a request but it does not indicate the plan subscriber’s control over the computing power is limited.

16 Clause 6.1 in the User Agreement

Principal versus agent consideration

Bitdeer further analyzed under the principal versus agent framework pursuant to IFRS 15 paragraph B37:

a)	Primary responsibility for fulfillment

From the User Agreement and the Mining Pool Service Agreement, Bitdeer notes the following:

●	The mining pools are aware the computing power is subscribed by the plan subscribers[17];

●	Bitdeer is only providing the computing power and connecting the computing power to a designated mining pool based on the plan subscribers’ instructions[18] as agreed in the contract;

●	The plan subscribers can change the mining pools under the Cloud Hash Rate classic plan[19], therefore has the ability to redirect the computing power;

●	The plan subscribers directly receive the mining rewards from the mining pools[20];

●	The plan subscriber is responsible for making sure the cryptocurrency wallet address provided to Bitdeer, who will configure in the plan subscriber’s sub-account with the mining pool accordingly, is suitable for receiving the mining rewards[21]; and

●	The plan subscriber is responsible for maintaining computing power connected to the mining pool by making periodical electricity subscription payments. Failure to pay electricity subscription fee in time will result in a suspension in the connection of the computing power[22].

Bitdeer currently does not offer the plan subscribers subscribing to Cloud Hash Rate accelerator plans the flexibility to switch between mining pools because the distribution under the Cloud Hash Rate accelerator plan involves large and frequent data interactions between Bitdeer and the mining pools and switching between mining pools will require data transfers and interactions between different mining pool operators. However, Bitdeer is working towards making more mining pools and the mining pool change option available for plan subscribers subscribing to Cloud Hash Rate accelerator plans. Bitdeer does not believe the inability for the Cloud Hash Rate accelerator plan subscribers to switch between mining pools due to technical difficulties impairs the plan subscriber’s ability to control the computing power.

The fact that Bitdeer controls all mining machines utilized in generating the computing power, combines and integrates the computing power subscribed by different plan subscribers and, through the hash rate slicing and scheduling technology, allocates and provides the computing power to the mining pools through each of the subscribers’ sub-accounts on behalf of them, are Bitdeer’s procedures to fulfill the performance obligation.

17 Clause I.2, I.3 and I.4 of the Mining Pool Service Agreement

18 Clause 6.1 of the User Agreement

19 FAQ section (FAQ No.5) in the hash rate plan order page

20 Clause II.1(3) of the Mining Pool Service Agreement and Clause 6.4 of the User Agreement

21 Clause 6.3(3) of the User Agreement

22 Clause 9.1 of the User Agreement

The Company determines overall that this indicator is less pervasive given Bitdeer is involved in the fulfillment on behalf of the plan subscribers.

b)	Inventory risk

The plan subscriber bears the risk of a decline in value. Specifically, the plan subscriber bears the risk of loss due to the following two reasons:

· Pricing risk of the cryptocurrencies

As the prices of cryptocurrencies are very volatile, it is possible that a plan subscriber has a loss in the transaction by not being able to recover the costs in plan subscription and electricity from the cryptocurrencies mined23.

· Quantity risk of the cryptocurrencies

The plan subscriber could experience fluctuation in the real computing power and thus bear the risk of poor yield from the mining pool. Bitdeer is providing the plan subscriber a specified amount of theoretical computing power derived as an expected average of the real-time computing power (“real computing power”) during the plan period. The hash rate is a measure of computation speed and is a changing figure due to the real-time performance of a mining machine.

The quantity of cryptocurrencies to be mined is subject to factors such as network mining difficulty and transaction verification fees attached to each block. As a result, plan subscribers subscribing to the same quantity of computing power in the same mining pool to mine the same type of cryptocurrency could yield different mining rewards due to factors such as fluctuation in the real-time computing power, different network difficulty, amount of transaction verification fee the pool earns, and the rate of transaction verification fee (depending on the sharing mechanism). As a result, the plan subscriber bears the quantity risk to some extent even if Bitdeer has fulfilled its performance obligation.

The plan subscriber acknowledges the instability of real-time computing power and Bitdeer does not provide a promise, guarantee, or any kind of warranty regarding the stability of the subscribed computing power.24

As a matter of fact, the plan subscribers have experienced losses in the past where the mining rewards they received were less than the sum of plan subscription costs and electricity costs they paid. Among the Cloud Hash Rate orders during 2019, 2020 and 2021, roughly 15% of the orders, calculated based on the quantity of orders, resulted in the plan subscribers experiencing losses.

Additionally, although Bitdeer receives a portion of the mining reward in the Cloud Hash Rate accelerator plan, the shared mining reward is part of the transaction price. Bitdeer does not share any loss with the plan subscriber under the accelerator plan. Therefore, Bitdeer does not bear any risk of loss in the arrangement.

23 Clause 2.1(3) and 10.1 of the User Agreement

24 Clause 10.1 of the User Agreement

c)            Pricing discretion

Pricing discretion refers to the discretion in establishing the price that the end consumer pays for the specified goods or services. In this arrangement, the mining pool is the end consumer, and it determines the service fees25 and hence the mining rewards to be paid. Neither Bitdeer nor the plan subscriber has pricing discretion in this regard.

Furthermore, the Rebate Agreement which relates to Bitdeer’s performance of introducing mining pool participants to the pool is negotiated and arranged solely between Bitdeer and the mining pool operators. Because it relates to a separate performance obligation, the rebate commission is not relevant to the principal versus agent consideration.

Based on the analysis above, Bitdeer believes the control of the computing power has been transferred to the plan subscriber and the plan subscriber is the principal in providing the computing power to the mining pool. In conclusion, Bitdeer believes the plan subscriber is its customer.

As the next step, the Company determines that the Cloud Hash Rate arrangement is a contract with a customer under IFRS 15. According to IFRS 15 Appendix A, a customer is the party that contracts with an entity to purchase goods or services that are the output of the entity’s ordinary activities in exchange for consideration. In the Cloud Hash Rate business, the plan subscribers pay consideration (i.e., plan subscription fee and electricity subscription fee) to Bitdeer in exchange for the computing power. As such, the contracts signed with the plan subscribers qualify as contracts with customers under IFRS 15. The five-step analysis is as follows:

Step 1 – Identification of contract

The Cloud Hash Rate arrangement between Bitdeer and the customer is evidenced by the order the customer placed on Bitdeer’s website and the consent to the User Agreement in the order placement process. Bitdeer believes that by placing the order and consenting to the User Agreement, a contract is formed within the scope of IFRS 15 paragraph 9.

Step 2 – Identification of performance obligation

Bitdeer offers two promises under the Cloud Hash Rate arrangement. One is to provide a specified amount of computing power to the customer during the Plan Period and the other is to maintain the operation of computing power generation, including the steady connection with the mining pool on behalf of the customer. Bitdeer believes the two promises are not separately identifiable because, by placing a Cloud Hash Rate order, a customer expects to receive computing power which ultimately results in a return of mining rewards. What the customer expects is a combined output of the provision of computing power and the maintenance of the generation and connection of the computing power. The two promises are highly interrelated, and the two promises are treated as a single performance obligation26, which includes a series of distinct services because, at each time increment or maintenance period, the services are substantially the same and have the same pattern. Bitdeer only provides computing power to a customer during an active maintenance period, as such, the service provided during each individual maintenance period meets the criteria to be a performance obligation satisfied over time and the service provided in the different maintenance periods, which, in combination, would be the hash rate plan period, is treated as a single performance obligation satisfied over time.

25 Clause 6.2 of the User Agreement and Clause II-2(1) and 3(2) of the Mining Pool Service Agreement

26 IFRS 15 paragraph 29

Step 3 – Determination of transaction price

The contract price is fixed for the hash rate subscription and for each electricity subscription that is already paid. Bitdeer assessed whether there is an adjustment to the transaction price due to the following:

a.            Variable consideration – Bitdeer believes the portion of mining profit Bitdeer is entitled to under a Cloud Hash Rate accelerator plan after the customer’s cost recovery is a variable consideration as the entitlement of this portion is contingent on the occurrence of cost recovery and the yield of a mining profit.

b.            Constraint on the price of variable consideration – Bitdeer’s receipt of the variable consideration related to the Cloud Hash Rate accelerator plan is a portion of the net mining profit, of which the amount is not readily available to Bitdeer until the date the mining pool operator finishes its calculation of the mining reward related to the mining activity in a given day. Bitdeer records revenue related to the shared mining profit when it is able to determine the amount it is entitled to in a given day27. Bitdeer includes in the transaction price when Bitdeer can reasonably calculate the amount and determine it is probable a significant reversal will not occur.

c.            Non-cash consideration – Bitdeer receives cryptocurrencies as consideration from a customer’s subscription to the Cloud Hash Rate plan as well as the shared mining profits under the Cloud Hash Rate accelerator plan. Bitdeer includes the cryptocurrencies received when determining the transaction price of the Cloud Hash Rate arrangements and the cryptocurrencies were measured at fair value28.

Step 4 – Allocation of transaction price

Bitdeer provides a series of distinct services to a customer over time, which is treated as a single performance obligation. The transaction price of the performance obligation includes an upfront fee paid upon placement of the Cloud Hash Rate order and a periodical electricity subscription fee with a fixed charge per day. The upfront fee is recognized using a time-based measure. The electricity fee per day, which may be subject to change, is allocated to the distinct maintenance period. The allocation objective is met because the electricity fee can be allocated to the distinct service to which it relates, which is the maintenance service performed in each maintenance period. The resulting accounting is that the hash rate subscription fee is spread ratably, and the electricity fee is allocated to specific time periods in accordance with the allocation guidance in IFRS 15 paragraphs 84(b) and 85.

Step 5 – Recognition of revenue

The performance obligation in a Cloud Hash Rate contract is satisfied and the revenue is recognized when the control of the computing power is transferred to the customer over time.

27 IFRS 15 paragraph 56 and 57

28 IFRS 15 paragraph 66

Bitdeer believes the control of the computing power has been transferred to the customer simultaneously as the customer consumes the benefit from the computing power. As a result, the performance obligation is satisfied over time as indicated in IFRS 15 paragraphs B3. As Bitdeer’s performance obligation is to provide computer power during a period of time, the passage of time would be a faithful depiction over the measurement of the progress towards satisfaction of the performance obligations. Bitdeer collects the hash rate subscription fee when a Cloud Hash Rate order is placed, as well as the electricity fee upon placement of each individual electricity subscription order. The amount collected would be recognized initially as deferred revenue and then amortized to revenue as Bitdeer performs over the period.

Alternative accounting treatment

Bitdeer has analyzed the IFRS 15 accounting framework and notes one possible alternative treatment associated mainly with the principal versus agent consideration. Under the alternative accounting treatment, Bitdeer is viewed as the principal in providing the computing power to the mining pool.

Under this view, Bitdeer would recognize the mining rewards distributed to the sub-accounts under Bitdeer’s master account as revenue (gross amounts of consideration received from the mining pool). The mining rewards distributed to the plan subscribers less the subscription fees paid to Bitdeer, representing the amount retained by the plan subscribers, will be recognized as the cost of revenue.

Bitdeer believes such accounting is not appropriate due to the following reason:

Based on the factors such as the price of the cryptocurrency, network difficulties, and local government regulations, the plan subscriber could result in a mining loss from using the computing power subscribed from a Cloud Hash Rate plan. Among the Cloud Hash Rate orders placed during 2019, 2020 and 2021, roughly 15% of the orders, calculated based on the quantity of orders, resulted in the plan subscribers experiencing losses. When a mining loss occurs, under the alternative accounting framework, the cost of revenue, measured to be the difference between the mining reward distributed to the customer and the amount of subscription fees paid by the customer, would be a negative figure, or a profit. In the case where a plan subscriber stops paying the electricity subscription fee for reasons such as a low cryptocurrency price, the amount of plan subscription fee paid would surpass the amount of mining rewards received, and Bitdeer would not record any revenue (because of the suspension of the Cloud Hash Rate service29) and a negative cost of revenue (or a profit since the plan subscription fee is not refundable). Bitdeer believes such financial presentation creates distortion to the overall financial presentation and the stakeholders are not able to obtain useful and relevant information regarding the performance of Bitdeer’s Cloud Hash Rate business.

Conclusion

Based on the analysis above, the Company believes the current accounting treatment on the revenue recognition of the Cloud Hash Rate business is appropriate under the IFRS accounting framework. Bitdeer’s board of directors, management and independent public accountant agrees to the accounting treatment discussed in this document. Bitdeer does not have an audit committee at the moment. The proposed disclosure on the accounting policy is as follows:

29 Clause 9.1 of the User Agreement

“Cloud Hash Rate

The Group enters into Cloud Hash Rate arrangements with its customers by offering hash rate subscription plans to provide computing power in a specified quantity, measured by computing power per second, or hash rate, derived from the mining machines held by the Group, for a period of time. The Group offers a number of different plans by plan duration cycle and type of cryptocurrency to be mined. By subscribing to the hash rate subscription plan, the customers are able to direct the computing power provided by the Group to be connected to a customer-designated mining pool for a period of time. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated cryptocurrency wallets.

The customer pays a fixed amount for the subscribed computing power at the commencement of the plan. The revenue related particularly to the subscription of computing power is amortized ratably throughout the duration of the plan.

The customer also needs to pay for electricity subscriptions, which are separately sold, to maintain the mining machines that produce the subscribed computing power. The Group offers electricity subscriptions in durations selected by the customer and a customer needs to purchase electricity subscriptions to cover the duration of the hash rate subscription plan. The revenue related particularly to the electricity subscriptions is recognized ratably throughout the duration of each respective subscription. The price of electricity subscription is fixed at the commencement of each electricity subscription.

The hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, the Group is entitled to additional consideration once the customer’s cost is recovered. The additional consideration is determined as a percentage of a customer’s mining profit derived from the subscribed computing power.

The Group accepts both cryptocurrency and fiat currency as payments under the Cloud Hash Rate arrangements.”

Appendix B - Comprehensive Analysis Supporting Bitdeer's Accounting Position on Cloud Hosting Arrangements

The Company hereby respectfully submits its comprehensive analysis on the revenue recognition over Cloud Hosting arrangements.

Details on the Cloud Hosting Arrangements

Bitdeer offers Cloud Hosting services (the “Service”) to its customers. Through the Service, a customer subscribes to the computing power generated from specific mining machines which will be connected, by Bitdeer on behalf of the customer, to one mining pool. In exchange for the subscription fees, Bitdeer provides the computing power to the customer, who has the right to direct Bitdeer to connect the computing power to the mining pool. The mining pool uses such computing power to provide transaction verification services to the bitcoin blockchain network. In return, the customer is entitled to a fraction of the mining rewards from the mining pool by contributing such computing power. Bitdeer expects to continue offering existing Cloud Hosting plans but no longer as its mainstream product.

1.	Forming a Cloud Hosting Contract

Bitdeer offers the Service to a group of individual buyers (a “customer group”). Under the group-buying arrangement, each individual buyer within a customer group subscribes to the same type of mining machine and is subject to the same rights and obligations. In addition, the Service commences and terminates at the same time for each individual buyer within a customer group. The order will not be successfully placed until all individual buyers have satisfied the order placement requirement (submitting individual orders, making payments, etc.). As such, Bitdeer considers each customer group as a customer to Bitdeer under the Cloud Hosting arrangement.

A customer requests the Service by placing a Cloud Hosting order on Bitdeer’s website. The order page1 shows details of the service, such as the make and model of the specific mining machines to subscribe and details of the subscription fees, such as the unit price of hosting fee, repair fee and service fee2 (collectively, the “maintenance fee”) and the subscription price of each mining machine. In addition, the customer will be asked to consent to a Bitdeer Cloud Hosting Service Agreement (the “Hosting Agreement”) 3. The order page and the Hosting Agreement collectively form the contract.

The consideration a customer needs to pay to subscribe to a Cloud Hosting plan includes the mining machine subscription fee, a one-time fixed fee paid upon the placement of a Cloud Hosting order, to secure the procurement of the computing power from the specified mining machines, and the maintenance fee, paid every service cycle (i.e., 10 days), for the hosting service Bitdeer provides to the customers. Among the maintenance fee, the unit price of the hosting fee is fixed upon the placement of a Cloud Hosting order. However, based on the actual electricity fee charged by the market to the specified mining machines, Bitdeer has the right to change the actual hosting fee charged4. In addition, the amount of repair fee charged is determined on a case-by-case basis and the service fee charged is determined as a fixed percentage of the mining rewards the customer is entitled to in a given service cycle.

1 Bitdeer does not provide any active Cloud Hosting order since 2022. For illustrative purpose, a series of screenshots of a sample order page is included as Exhibit I in this document.

2 Service fee in the order page is defined as Platform Management Fee in Clause 1.11 of the Hosting Agreement

3 A representative agreement was provided to the Staff on April 6, 2022.

4 Clause 1.9 of the Hosting Agreement.

When placing the order, the customer will first choose to subscribe to the Service in either one of the two modes - the classic mode (the “Cloud Hosting classic plan”) and the accelerator payback mode (the “Cloud Hosting accelerator plan”),5 and then selects the make, model and quantity of the mining machines to subscribe. Currently, Bitdeer only offers the connection to one mining pool and the Service is only available for bitcoin mining. Bitdeer is working towards making more mining pools and types of cryptocurrencies available.

Once the scope of service is determined, the customer uploads the wallet address used to receive the mining rewards on the order page and makes the payment. A Cloud Hosting plan is priced in USD, but Bitdeer requires payments to be made in cryptocurrency. The Cloud Hosting plan will be activated shortly after the payment is received. The maintenance fee is automatically deducted from the mining profit6.

1.1	Material Rights and Obligations of the Customer and Bitdeer

Once the mining machine subscription fee is paid and the group-buying is successful, Bitdeer is obligated to provide the computing power from the specified mining machines which will be connected, by Bitdeer on behalf of the customer, to the mining pool as agreed in the contract. During the operation of the mining machines, the customer is obligated to pay the maintenance fee and agrees such maintenance fee to be deducted by the mining pool from the mining rewards on behalf of Bitdeer7.

Material rights and obligations regarding hosting termination, liquidation and picking up the mining machines will be discussed in detail in later section “Termination of the Service and Taking Physical Possession of the Mining Machines”.

Both the customer and Bitdeer also agree in the User Agreement that certain matters are not Bitdeer’s obligations which include:

1) The customer will be charged with a certain amount of service fee determined and collected by the mining pool (Clause 1.13 and 2.1.c).

5 Under the classic mode, a customer is entitled to all of the mining rewards. Under the accelerator payback mode, a customer pays a relatively lower mining machine subscription fee and is entitled to all of the mining rewards before that customer’s cost is recovered. Subsequent to the full cost recovery, Bitdeer is entitled to a portion of the mining rewards, which is calculated as a percentage of the mining profits (i.e., the incremental mining rewards less the incremental electricity costs). The customer is entitled to the remaining mining rewards. (Clause 3.2 of the Hosting Agreement)

6 Clause 2.2c of the Hosting Agreement

7 Clause 2.2 of the Hosting Agreement

2) The mining rewards will be distributed directly by the mining pool. Bitdeer is not responsible for the distribution of the mining rewards. The customers are solely responsible for the suitability of the digital asset wallet address (Clause 3.3.d and 3.3.e).

3) The customer understands and acknowledges that daily mining output is variable. Bitdeer does not represent the mining machines will function at a 100% stable rate. Bitdeer will not compensate for any loss of the computing power for the fluctuation of the computing power. And Bitdeer is not liable for the damage or loss of the mining machines (Clause 3.3.a, 5.8.a).

4) Bitdeer shall not be liable for customers’ losses that are due to events not controlled by Bitdeer unless caused by Bitdeer’s intentional misconduct (Clause 5.8.b).

5) Under the accelerator payback mode, Bitdeer will not share the mining loss with the customer (Clause 3.2.b).

1.2	Arrangement with the Mining Pool

Bitdeer signs a Cooperative Services Agreement (Mining Pool Services for Cloud Hosting)8 with the mining pool (the “Mining Pool Service Agreement”), pursuant to which the mining pool understands and agrees that Bitdeer will create a master account and establish sub-accounts under the master account. One sub-account is created for a single customer group.

Bitdeer agrees to provide computing power for each separate sub-account and the mining pool agrees to distribute the mining rewards to each wallet address provided by Bitdeer. Bitdeer will calculate the mining rewards to be distributed to each individual in the customer group and provide such information to the mining pool. As such, each individual in the customer group receives their respective mining rewards.

The Company believes the customary business practices of the customers and the mining pool form an implied contract between the customer and the mining pool due to the following reason:

In the Hosting Agreement, Clauses 2.2(b) and 2.2(c) evidence that the customers are aware that Bitdeer promises to connect the computing power to a mining pool and agree to pay certain amount of service fee determined and collected solely by the mining pool. In the Mining Pool Service Agreement, the mining pool agrees to distribute accurate mining rewards to designated wallet addresses in exchange for the computing power provided through each sub-account. These rights and obligations are essentially the same as the ones that a mining pool participant needs to consent to when entering into the agreement directly with the mining pool operator.

8 The terms and conditions specified in the Mining Pool Service Agreement signed between Bitdeer and the mining pool related to the Cloud Hosting business are substantially similar to the one signed for the Cloud Hash Rate business. A representative agreement for the Cloud Hash Rate business was provided to the Staff under a confidential treatment request on June 13, 2022.

Bitdeer also signs the Service Fee Rebates Agreement (the “Rebate Agreement”) with the mining pool, pursuant to which the mining pool agrees to provide rebates to Bitdeer9. The nature of such rebates is commission fees for Bitdeer introducing computing power to the mining pool. The Rebate Agreement is negotiated and arranged solely between Bitdeer and the mining pool operator. The mining pool agrees to pay Bitdeer a commission equal to a certain percentage of the mining pool operation fees charged to all sub-accounts established by Bitdeer in exchange for Bitdeer’s service of bringing in more computing power to the mining pool, because a larger computing power in the pools yields more stable mining outputs. This is a common practice for the mining pool to pay commissions to parties who are able to introduce mining pool participants to the pool.

2.	Fulfilling the Performance Obligation

For the Cloud Hosting service, Bitdeer sets aside mining machines of specified make and model in specified quantity according to the Cloud Hosting order placed, configures the setting of the mining machines and connects the mining machines to the mining pool on behalf of the customers.

The Cloud Hosting service is performed to a customer group. An individual within the customer group is entitled to the mining rewards measured using the total mining reward entitled to the customer group multiplied by the Miner Ownership Ratio10. The mining pool calculates the total mining reward distributable to the customer’s sub-account, and Bitdeer’s system will calculate the amount to be distributed to each individual in the customer group and deliver the result, including each individual’s wallet address, to the mining pool automatically, and the mining pool, based on the information provided by Bitdeer, executes the distribution. Under the Cloud Hosting accelerator plan, Bitdeer coordinates with the mining pool operator to develop an algorithm to track a customer’s cost recovery status. The cost recovery status is calculated by Bitdeer using plan records, including the amounts of mining machine subscription fees and maintenance fees paid by a customer, and data feeds from the mining pool, namely the amount of reward yields under the customer’s sub-account. Once the customer’s cost is recovered, the mining pool will be automatically notified by the interface between Bitdeer and the mining pool, split the mining rewards distributable between the customer’s sub-account and Bitdeer’s sub-account. Bitdeer’s system will calculate the amount to be distributed to each individual within the customer group and deliver the result, including each individual’s wallet address, to the mining pool automatically, and the mining pool, based on the information provided by Bitdeer, executes the distribution.

Once the Cloud Hosting order is activated, an order status page will be made available, in which the customer is able to monitor the mining reward status and update the wallet address for receiving mining rewards. The customer is also provided with an observer link that is generated by the mining pool, from which the customer is able to monitor the computing power status as well as the mining reward status presented directly by the mining pool associated with the sub-account created for the customer group.

9 The terms and conditions specified in the Rebate Agreement signed between Bitdeer and the mining pool related to the Cloud Hosting business are substantially similar to the one signed for the Cloud Hash Rate business. A representative agreement for the Cloud Hash Rate business was provided to the Staff under a confidential treatment request on June 30, 2022

10 Clause 1.8 of the Hosting Agreement, Miner Ownership Ratio in a customer group is the quantity of mining machines purchased/subscribed by an individual divided by the total number of mining machines purchased/subscribed by the entire customer group.

2.1 Termination of the service and taking physical possession of the mining machines11

A Cloud Hosting plan does not have a definitive service term. A customer is able to mine cryptocurrency using the subscribed mining machines until either the customer or Bitdeer terminates the service, or when the mining machines the customer has subscribed to become unrepairable and discarded12.

The Service can be terminated by the customer if individuals collectively owning more than 50% of the mining machines of a customer group request to terminate the Service. On the other hand, the Service can be terminated by Bitdeer if 1) the mining reward generated by the customer is close to the maintenance fee for 30 consecutive days, or the ratio of the maintenance fee to the mining reward is higher than 80% for 60 consecutive days, 2) the mining datacenter where the subscribed mining machines are located is out of service or cannot operate normally for a long time due to reasons beyond Bitdeer’s reasonable control (e.g. site unavailability, power outage, network failure, etc.); or 3) Other Force Majeure factors.

Upon termination of the Service, Bitdeer will send a notice to each individual within a customer group. The individual will then either authorize Bitdeer to sell the mining machines at the proposed sales price or request to pick up the mining machines.

If the individual chooses to sell the mining machines, Bitdeer will execute the sale and remit the proceeds to the individual within 30 days after the sale. If the individual chooses to pick up the mining machine, the individual shall notify Bitdeer within 7 days after the termination13. In the case where Bitdeer initiates the termination, the individual will pay Bitdeer a liquidation fee equal to 30% of the market price of the underlying mining machines. In the case where the customer initiates the termination, the percentage used in the liquidation fee calculation increases to 50% instead of 30%. The individual bears all costs and possible losses during the delivery.

Once a Cloud Hosting order is successfully placed, an individual within a customer group has no right to refuse to use the Service and has no right to request to pick up the mining machines unless the individual pays liquidation damage which equals to 50% of the higher of the mining machine subscription fee or the market price of the underlying mining machines and the individual is required to pick up the mining machines14.

Other than the circumstances discussed above, a customer is not able to take physical possession of the subscribed mining machines.

2.2 Similarities and Major Differences between a Cloud Hash Rate and a Cloud Hosting plan

The Cloud Hash Rate plan and the Cloud Hosting plan are similar in that they both simplify the customers’ mining experiences as Bitdeer handles the complex processes involved in mining such as miner procurement, transport logistics, power management and daily operations. Bitdeer provides the computing power using its own mining machines and connects such computing power to the mining pool under the instructions of the customer.

11 Clause 4 of the Hosting Agreement

12 Clause 4.3.a of the Hosting Agreement

13 Clause 4.3.b of the Hosting Agreement. Any failure to notify Bitdeer regarding the pick-up constitute the individual’s authorization for Bitdeer to sell the mining machines. In addition, the individual agrees to log in to the individual’s in-site mails and email at least once a week to ensure all notice are timely received.

14 Clause 2.1.e of the Hosting Agreement

The major differences include 1) a Cloud Hosting plan does not have a specific service term – the customer is entitled to all of the computing power from the specified mining machines over the life of the machines. As opposed to the Cloud Hash Rate plan, the term of the plan is fixed; 2) No mining machines are separately identified for the Cloud Hash Rate plan but Bitdeer promises to provide the computing power at a specific quantity. However, under the Cloud Hosting plan, mining machines are identified for the customer and Bitdeer does not promise on the quantity of computing power that could be generated from the specified mining machines.

Issue

The issue in question is whether the current revenue recognition over the Cloud Hosting arrangements is appropriate under IFRS 15, including whether the customer has obtained control over the mining machines upon the commencement of the Cloud Hosting and whether Bitdeer is the principal in providing the computing power to the mining pool.

Accounting Analysis

The Company first analyzes whether the Cloud Hosting arrangements meet the definition of a lease based on IFRS 16 paragraphs B9-B33. Specifically, in accordance with IFRS 16 paragraph B31, Bitdeer notes there is an identified asset, and the customer has the right to obtain substantially all the economic benefits from the use of the asset. However, the customer does not have the right to direct how and for what purpose the asset is used (i.e., the customer does not have the right to change the type of cryptocurrency to mine or the mining pool to mine from) throughout the period of use. The customer does not have the ability to change the type of output, when the output is produced, where the output is produced and how much of the output is produced, etc. Upon successful placement of a Cloud Hosting order and the commencement of the hosting service, the customer is not able to change the configuration other than updating the cryptocurrency wallet address used for receiving the mining reward. The use of the mining machines is predetermined in the contract. As the customer does not operate nor has designed the asset, the Company, therefore, believes the Cloud Hosting arrangement does not contain a lease.

The Company then considers who Bitdeer’s customer is, the plan subscriber or the mining pool. To make this determination, the Company considers whether Bitdeer or the plan subscriber is the principal for providing the computing power to the mining pool. Based on paragraph B35 of IFRS 15, an entity is the principal in a transaction if it obtains control of the specified goods or services before they are transferred to the customer. To analyze whether the control of the computing power is transferred to the plan subscriber, Bitdeer considers whether the plan subscriber has the ability to direct the use of, or the ability to prevent other entities from directing the use of, and obtain substantially all of the remaining benefits from the computing power in accordance with IFRS 15 paragraph 33.

The Company believes the Cloud Hosting arrangement should be viewed in a way similar to the Cloud Hash Rate arrangement, where Bitdeer receives an upfront payment and promises to provide computing power to the plan subscriber in the quantity produced by the specified mining machines. The control over the computing power from the mining machines has been transferred to the Cloud Hosting plan subscriber over time by performing an analysis similar to the one performed for the Cloud Hash Rate arrangement.

Principal versus agent consideration

Bitdeer further analyzed under the principal versus agent framework pursuant to IFRS 15 paragraph B37.

In the Cloud Hosting arrangement where the computing power is provided to the mining pool, although Bitdeer is heavily involved in the fulfillment, it is Bitdeer’s procedure to fulfill the performance obligation to the plan subscriber. A more pervasive indicator evidencing that the plan subscriber is the principal in providing the computing power to the mining pool is that he or she bears the entire risk of loss because 1) the plan subscriber bears the risk of damages to the mining machines as specified in the contract; 2) the plan subscriber bears the risk of fluctuation in the computing power generated from the mining machines; 3) the plan subscriber bears the pricing risk of cryptocurrencies. Pricing discretion refers to the discretion in establishing the price that the end consumer pays for the specified goods or services. In this arrangement, the mining pool is the end consumer, and it determines the service fees and hence the mining rewards to be paid. Considering the more pervasive indicator that the Cloud Hosting plan subscriber bears the entire risk of loss, the Company concludes that the plan subscriber has obtained control over the computing power before it is passed to the mining pool, and thus the plan subscriber is the principal in providing the computing power to the mining pool. In conclusion, Bitdeer believes the plan subscriber is its customer.

As the next step, the Company determines that the Cloud Hosting arrangement is a contract with a customer under IFRS 15. According to IFRS 15 Appendix A, a customer is the party that contracts with an entity to purchase goods or services that are the output of the entity’s ordinary activities in exchange for consideration. In the Cloud Hosting business, the plan subscribers pay consideration (i.e., mining machine subscription fee and maintenance fee) to Bitdeer in exchange for the computing power from the specified mining machines. As such, the contracts signed with the plan subscribers qualify as contracts with customers and are accounted for under IFRS 15. The five-step analysis is as follows:

Step 1 – Identification of Contract

The Cloud Hosting arrangement between Bitdeer and the customer is evidenced by the order the customer placed on Bitdeer’s website and the consent to the Hosting Agreement in the order placement process. Bitdeer believed that by placing the order, a contract is formed within the scope of IFRS 15 paragraph 9.

Step 2 – Identification of Performance Obligation

Bitdeer offers two promises under the Cloud Hosting arrangement as follows:

•	Bitdeer promises to provide the computing power generated from specified mining machines (make, model, and other specifications such as theoretical electricity consumption) over the life of the mining machines in exchange for the purchase price of the mining machines as specified on the order page.

•	Bitdeer also promises to perform hosting services over the life of the mining machines in exchange for the maintenance fees charged every maintenance cycle (i.e., ten days).

Bitdeer believes the two promises are not separately identifiable because the customer expects to receive from the Cloud Hosting order a steady operation of the mining machines specified in the Cloud Hosting order, which is a combined output of the provision of specified mining machines and the maintenance of the specified mining machines. The two promises are highly interrelated, and the two promises are treated as a single performance obligation15, which includes a series of distinct services because, during each maintenance cycle, the services are substantially the same and have the same pattern.

Step 3 – Determination of Transaction Price

The contract price is fixed for the mining machine subscription fee and variable for the maintenance fee depending on different factors. Bitdeer assessed whether there is an adjustment to the transaction price due to the following:

a.            Variable consideration – Among the maintenance fee, the unit price of the hosting fee and percentage ratio of the service fee charged to the customer on their mining rewards are fixed upon the placement of a Cloud Hosting order. However, based on the actual electricity fee charged by the market to the specified mining machines, Bitdeer has the right to change the actual hosting fee charged. The amount of repair fee charged is determined on a case-by-case basis and the service fee charged is determined based on the mining rewards the customer is entitled to in a given service cycle. In addition, Under the Cloud Hosting accelerator plan, Bitdeer and the customer will share the total net mining profit and a portion of the net mining profit will be given to Bitdeer after the customer has recovered his or her cost to purchase the Service. Bitdeer believes this portion is a variable consideration as the entitlement of this portion is contingent on the occurrence of cost recovery and a yield of the mining profit.

b.            Constraint on the price of variable consideration – Bitdeer’s receipt of the variable consideration from the Cloud Hosting accelerator plan is a portion of the net mining profit, of which the amount is not readily available to Bitdeer until when the mining pool operator finishes its calculation of the mining reward related to the mining activity in a given day. Bitdeer records revenue related to the shared mining profit until it is able to determine the amount it is entitled to in a given day. Bitdeer includes in the transaction price when Bitdeer can reasonably calculate the amount and determine it is probable a significant reversal will not occur.

c.            Non-cash consideration – Bitdeer receives cryptocurrencies as consideration from a customer’s subscription to the Cloud Hosting plan as well as the shared mining profits under the Cloud Hosting accelerator plan. Bitdeer includes the cryptocurrencies received when determining the transaction price of the Cloud Hosting arrangements and the cryptocurrencies were measured at fair value16.

Step 4 – Allocation of Transaction Price

Bitdeer provides a series of distinct services to the customer over time, which is treated as a single performance obligation. The transaction price of the performance obligation includes an upfront fee paid upon placement of the Cloud Hosting order and a periodical maintenance fee. The upfront fee is recognized using a time-based measure. The maintenance fee, which is a variable fee based primarily on the usage of electricity, is allocated to the distinct maintenance period. The allocation objective is met because the maintenance fee can be allocated to the distinct service to which it relates. The resulting accounting is that the mining machine subscription fee is spread ratably, but the variable maintenance fee is not. The single measure of progress for the contract is a time-based measure, but the variable fee is allocated to specific time periods in accordance with the allocation guidance in IFRS 15 paragraphs 84(b) and 85.

15 IFRS 15 paragraph 29

16 IFRS 15 paragraph 66

Step 5 – Recognition of Revenue

Once a Cloud Hosting plan is activated, the specified mining machines are connected to the mining pool under the sub-account Bitdeer sets up on behalf of the customer. The customer can directly collect the mining reward from the mining pool. Bitdeer is not allowed to re-configure those mining machines unless so requested by the customer. In addition, a customer is able to monitor the real-time computing power using the observer link generated by the mining pool to monitor Bitdeer’s performance. As such, Bitdeer is not able to utilize the computing power from the mining machine for another customer. Bitdeer believes the control of the computing power has been transferred to the customer simultaneously as the customer consumes the benefit from the computing power. As a result, the performance obligation is satisfied over time as indicated in IFRS 15 paragraphs B3.

a.	Whether the Customer has Obtained the Control over the Mining Machines

The Company also analyzed whether the Company has made a promise to transfer the mining machines and whether the customer has obtained the control over the mining machines at the commencement of the plan as it may appear that the customer has purchased the mining machines.

To prepare the mining machines for a Cloud Hosting order, Bitdeer will relocate mining machines designated for the customer to the designated hosting area in the mining datacenter, set up the mining machines on the hosting line, and configure the mining machines for the customer. Because the quantity of mining machines to deploy for a Cloud Hosting order is relatively large (could be as many as over 200 mining machines at one time), the deployment work incurs excessive labor hours and therefore reduces the efficiency and effectiveness in other operations which the mining data center staff normally would need to attend to. To avoid frequent deployment and shipments of mining machines which increase labor costs, Bitdeer sets its operating strategy to control the frequency of Cloud Hosting orders and also sets certain disincentives in the Cloud Hosting contract to discourage customers from taking physical possession of the mining machines. Such as posting liquidation fees to the customers who intend to take physical possession of the mining machines.

Bitdeer has performed an analysis and concluded the customer is limited in its ability to direct the use of, and to obtain substantially all of the remaining benefits from, the mining machine and thus has not obtained control of the mining machine upon deployment or commencement of the plan. The analysis is as follows.

A customer’s ability to direct the use of the mining machine is limited because the use of the mining machines is predetermined (the type of cryptocurrencies to be mined and the mining pool to participate are not changeable) and the customer does not have the ability to change the type of output, when the output is produced, where the output is produced and how much of the output is produced, etc. Upon successful placement of a Cloud Hosting order and the commencement of the hosting service, the customer is not able to change the configuration other than updating the cryptocurrency wallet address used for receiving the mining reward. The customer’s ability to obtain substantially all of the remaining benefits from the mining machine is also limited because the customer needs to pay a substantial amount of liquidation fee to take physical possession.

Upon the termination of the Service, Bitdeer offers the customers the choice between disposing of the mining machines at the market price provided by Bitdeer and picking up the mining machines with a liquidation fee. As analyzed above, the customers are economically disincentivized to pick up the mining machines. Since the customer has already paid upfront a purchase price similar to the market value of the mining machines, by paying the liquidation fee, the customer would be paying much higher than the market price for the mining machines. A rational customer would choose to dispose of the mining machine at the market price provided by Bitdeer.

With respect to the selling process, which could only occur upon termination of the hosting service, as mentioned above, Bitdeer has the operation strategy to avoid frequent deployment and shipments of mining machines which increase labor costs, Bitdeer is very likely to purchase the mining machines back for own-use or sell them directly to a new Cloud Hosting customer and remit full proceeds to the customers. As a result, it is highly probable that the control of the mining machines would never be transferred to the customer unless the customer, acting without rationality, decides to pay the liquidation fees and pick up the mining machines. Ever since Bitdeer started the operation of the Cloud Hosting business in October 2020, none of the customers has taken physical possession of the mining machines or removed them from Bitdeer’s data centers for their own use or disposition. No hosting service has been terminated and no disposal of mining machines on behalf of customers has occurred. The Cloud Hosting business is designed to offer a one-stop mining solution to cryptocurrency mining which gives the customers a convenient way to enjoy the benefits of holding mining machines. It reduces the market research and outreach effort for the customers in areas such as mining machine sorting (Bitdeer offers Cloud Hosting customers mining machines with reputable brands in the market) and logistic (Bitdeer will re-configure and deploy the mining machines in its mining data centers and customers do not need to be concerned about mining data center selections, shipping or deployment). The customers enter into Cloud Hosting arrangements with Bitdeer with no intention to take physical possession of the mining machines (i.e., they would purchase directly from other mining machine resellers as it is less costly), but rather, value the right to use the mining machines and Bitdeer’s hosting service over the entire useful life of the mining machines.

Therefore, the promise to transfer the mining machine is not distinct nor separately identifiable because, as discussed previously, the customers enter into Cloud Hosting arrangements with Bitdeer with no intention to take physical possession of the mining machines. The customer would expect the final product or service to be the computing power generated from the specified mining machines over the life of the mining machines. Essentially, the economic substance for the customer to enter into a Cloud Hosting arrangement is to utilize the computing power generated by the mining machines to gain mining rewards.

In conclusion, Bitdeer believes that the Cloud Hosting customers have not obtained control over the mining machines upon the commencement of the plan.

b.	Estimate on the Service Term

As mentioned previously, Bitdeer starts to deliver the Service to the customer and to satisfy the performance obligation upon the completion of the configuration of the specified mining machines. Because the performance obligation is to provide computing power measured by specific number of mining machines during a period of time, passage of time represents the best depiction of the transfer of control of the services. Since there is no specific service period specified in the contract, Bitdeer estimates a 2-year expected service term for the Cloud Hosting service related to the utilization of the specified mining machines. Bitdeer estimates the life of the mining machines considering various factors, such as hardware wear and tear and technical obsolescence, taking into account the anticipated changes in mining profitability which are mainly affected by the price of cryptocurrencies mined and the electricity costs. The Cloud Hosting business is a relatively new business practice that commenced in October 2020. The two-year life represents the best estimate based on Bitdeer’s industry knowledge and is consistent with the life of mining machines used in Bitdeer’s other operations. Bitdeer reviews the estimated life of mining machines used in Cloud Hosting arrangement at least at each financial year-end and adjust the estimate if the expectation on the realization of economic benefits from these mining machines is different from the previous estimate.

Since the net book value of the mining machines offered in the Cloud Hosting arrangements, at the time these mining machines were identified for the Cloud Hosting arrangements, was immaterial, and the upfront payment received in the Cloud Hosting business amounted to only 2% and 2% of the total revenue in the years ended December 31, 2020 and 2021, respectively, Bitdeer does not believe the estimate of service term constitutes a significant estimate.

Alternative accounting treatment

Bitdeer has analyzed the IFRS 15 accounting framework and notes one possible alternative treatment associated mainly with the principal versus agent consideration. Under the alternative accounting treatment, Bitdeer is viewed as the principal in providing the computing power to the mining pool.

Under this view, Bitdeer would recognize the mining rewards distributed to the sub-accounts under Bitdeer’s master account as revenue (gross amounts of consideration received from the mining pool). The mining rewards distributed to the customers less the mining machine subscription fee and maintenance fee paid to Bitdeer, representing the amount retained by the customers, will be recognized as the cost of revenue.

Bitdeer believes such accounting is not appropriate due to the following reason:

Based on the factors such as the price of the cryptocurrency, network difficulties, and local government regulations, a customer could result in a mining loss from using the computing power subscribed from a Cloud Hosting plan. When a mining loss occurs, under the alternative accounting framework, the cost of revenue, measured to be the difference between the mining reward distributed to the customer and the amount of subscription fees paid by the customer, would be a negative figure, or a profit. In the case where the Service is terminated due to reasons such as a low cryptocurrency price, Bitdeer would record no revenue and a negative cost of revenue representing the amortization of all remaining unamortized payments received from the customer. Bitdeer believes such financial presentation creates distortion to the overall financial presentation and the stakeholders are not able to obtain useful and relevant information regarding the performance of Bitdeer’s Cloud Hosting business.

Conclusion

Based on the analysis above, the Company believes the current accounting treatment on the revenue recognition of the Cloud Hosting business is appropriate under the IFRS accounting framework. Bitdeer’s board of directors, management and independent public accountant agrees to the accounting treatment discussed in this document. Bitdeer does not have an audit committee at the moment. The proposed disclosure on the accounting policy is as follows:

“Cloud Hosting

The Group provides its customers one-stop mining machines hosting solution which integrates the provision of computing power generated from specified second-hand mining machines and the provision of maintenance service, primarily including electricity supply, daily maintenance and repair care. The Group historically only accepts cryptocurrency as payments for services under the Cloud Hosting arrangement.

The Group charges the customer an upfront amount at the commencement of the Cloud Hosting arrangement for the customer to secure the procurement of the computing power from the specified mining machines and the corresponding revenue is recognized ratably over the term of the service, which approximates to the life of the specified mining machines and is estimated to be two years. The estimated life of these mining machines is reviewed at least at each financial year-end and adjusted if the expectation of the realization of economic benefits from the specified mining machines is different from the previous estimate.

The Group also charges a fee for the provision of maintenance service based on the consumption of resources such as electricity throughout the duration of the service, of which the revenue is recognized across each service cycle.

The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, the Group is entitled to additional consideration once a customer’s cost is recovered. The additional consideration is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining machines. No revenue was generated from the additional consideration from Cloud Hosting arrangements offered under the accelerator mode for all the periods presented.”

Exhibit I – Screenshots of A Sample Order Page

Failed Group-buying

Group-buying may fail due to insufficient mining machines or stocks, or other factors. If group-buying fails, a full refund will be issued in approximately 30 working days. The order of refund will be based on the order time. Our customer service will contact users regarding the refund via our official email address support@bitdeer.com;

- Refunds will be made in the total amount refundable in US dollars paid, in the original currency of payment at the exchange rate at the time of refund, and the user shall bear the transaction fees.

Termination of Hosting

1. Termination of Hosting Conditions

1) Platform Termination Conditions

If any of the following conditions is met, the platform has the right to terminate the hosting of the entire group and settle accounts:

a) Electricity and other hosting costs are almost the same as mining revenue for 30 consecutive days, or electricity costs are higher than 80% of mining revenue for 60 consecutive days.

b) The mining farm is unavailable for an extended period due to site, power, network or other reasons.

c) Due to force majeure or other factors, the platform believes that the hosting needs to be terminated.

2) Users Termination Conditions

When the following conditions are met, users can actively initiate a request to terminate the hosting and settle accounts:

a) More than 50% of users of in the group have submitted their request to terminate the hosting via the My Miner page.

Group Hosting | Risk Notice | Miner Info | **Mining Farm Info** | Mining Pool Info

Mining Farm Hosting Fee

Item	Details	Frequency	Payment Method
Hosting fee	**See each group for details**	Once every 10 days	Deducted from the mining revenue after the service is provided
Repair fee	Charge based on actual expenses	Once every 30 days	Deducted from the mining revenue after the service is provided
Shelf/Off-shelf fees	Charge based on actual expenses	Once only	Deducted from the mining revenue after the service is provided
Transfer logistics fees	Charge based on actual expenses	Rarely happens	Deducted from the mining revenue after the service is provided
Hosting fee details	"Hosting Fee" shall mean the **electricity fee (including operation and maintenance fees)**charged by Bitdeer for the Miner hosting service. Before providing the hosting service to you, Bitdeer will provide the Hosting Fee information on the relevant page as a reference, but you understand and agree that due to electricity price change in different periods and market adjustments, Bitdeer shall have the right to adjust the electricity fee of the Service Plan from time to time according to the actual electricity price of the mining site where the miners are located. The actual Hosting Fee charged by Bitdeer shall refer to the actual bill we issue to you.		
Repair fee details	1. During the warranty period, the repair fees will be borne by Antminer, and no repair fees will be charged. After the warranty expires, the repair fees will be charged based on the actual expenses. the actual expenses incurred in the past 30 days. 3. Payment method: Repair fees are automatically deducted from the mining revenue by the mining pool.